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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                        CORPORATE RENAISSANCE GROUP, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)


                                    220033104
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                                 (CUSIP Number)

                                Robert Schneider
                            c/o RAS Securities Corp.
                                   2 Broadway
                               New York, New York
                                  212/635-9449
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement /  /.


                                Page 1 of 6 pages


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   CUSIP NO. 220033104                                     Page 2 of 6 pages
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      1       NAME OF REPORTING PERSONS

                       Robert Schneider
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      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) /  /
                                                                      (b) /  /
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      3       SEC USE ONLY
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      4       SOURCE OF FUNDS

                       PF
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      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)
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      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                       U.S.A.
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  NUMBER OF                7              SOLE VOTING POWER
   SHARES
BENEFICIALLY                              40,945(1)
  OWNED BY    ------------------------------------------------------------------
  REPORTING                8              SHARED VOTING POWER
 PERSON WITH                              12,000(2)
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                           9              SOLE DISPOSITIVE POWER

                                          40,945(1)
              ------------------------------------------------------------------
                          10              SHARED DISPOSITIVE POWER

                                          12,000(2)
              ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

                       52,945(1)
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     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                              /X/
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     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.5%
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     14       TYPE OF REPORTING PERSON

                       IN
================================================================================
         (1) Excludes 18,650 Shares owned by Mr. Schneider's wife over which Mr. Schneider disclaims beneficial ownership, and 31,449 shares owned by RAS Securities Corp., a registered broker-dealer, acquired in its ordinary course of business and over which Mr. Schneider has voting and dispositive power.

         (2)      Jointly owned with spouse.

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   CUSIP NO. 220033104                                     Page 3 of 6 pages
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                           STATEMENT FOR SCHEDULE 13D

Item 1.  Security and Issuer.

                  The class of equity securities to which this Statement relates is the common stock (the "Common Stock") of Corporate Renaissance Group, Inc., (the "Issuer"), whose principal executive office is located at 1185 Avenue of the Americas, New York, NY 10036.

Item 2.  Identity and Background.

                  (a) This statement is filed by Robert Schneider and relates to the ownership of the Issuer's Common Stock by (i) Mr. Schneider directly, (ii) Mr. Schneider's wife, and (iii) Mr. Schneider and his wife, jointly.

                  (b) The principal business address of Mr. Schneider is 2 Broadway, New York, NY 10004.

                  (c) Mr. Schneider's principal occupation is to serve as the Chief Executive Officer of RAS Securities Corp., a registered broker dealer.

                  (d) Mr. Schneider has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) Mr. Schneider has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.

                  The aggregate purchase price of the shares of the Issuer's Common Stock directly owned by Mr. Schneider is $410,745. The shares of Common Stock owned by Mr. Schneider were acquired with personal funds.

                  The aggregate purchase price of the shares of the Issuer's Common Stock owned by Mr. Schneider's wife is $176,574. The shares of Common Stock owned by Mr. Schneider's wife were acquired with personal funds.

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   CUSIP NO. 220033104                                     Page 4 of 6 pages
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                  The aggregate purchase price of the shares of the Issuer's
Common Stock owned jointly by Mr. Schneider and his wife is $99,112. Such shares were acquired with personal funds.

Item 4.  Purpose of Transaction.

                  This amendment is being filed to report the acquisition by Mr. Schneider of additional shares of Common Stock which were acquired to increase his equity position in the Issuer.

                  Mr. Schneider has no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. He intends to review his investment in the Issuer on a continuing basis and, depending on various factors including, without limitation, the Issuer's business affairs and financial position, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, may in the future take such actions with respect to his investment in the Issuer as he deems appropriate including, without limitation, purchasing additional shares of Common Stock and/or selling some or all of his shares.

Item 5.  Interest in Securities of the Issuer.

                  (a) The aggregate percentage of shares of Common Stock reported owned by Mr. Schneider is based upon 956,100 shares outstanding, which is the total number of shares of Common Stock outstanding as reported in the Company's Form 10-Q filed with the Commission on or about August 5, 1996.

As of the close of business on October 3, 1996:

                  Mr. Schneider directly owns 40,945 shares of Common Stock, constituting approximately 4.3% of the shares outstanding. Mr. Schneider, together with his wife, jointly owns 12,000 shares of Common Stock, constituting approximately 1.3% of the shares outstanding. In addition, Mr. Schneider may be deemed to beneficially own the 18,650 Shares owned by his wife, constituting 2.0%, although he expressly disclaims beneficial ownership over such Shares. In addition, by virtue of his authority to vote and dispose of the Shares owned by RAS, Mr. Schneider may be deemed to beneficially own the 31,449 shares owned by RAS, constituting 3.3%.

                  (b) Mr. Schneider has the sole power to vote and dispose of the shares directly owned by him and shares such power with his wife with respect to the Shares jointly owned.

                  (c) Except for transactions effected by RAS in the ordinary course of performing its market making activities, Mr. Schneider has not


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   CUSIP NO. 220033104                                     Page 5 of 6 pages
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engaged in any transactions in the Issuer's Common Stock within the past 60 days. All transactions effected by RAS for its trading account were effected in the open market.

                  (d) Other than RAS and Mrs. Schneider, no person other than Mr. Schneider is known to have the right to receive, or the power to direct the receipt of dividends from, or to the proceeds from, the sale of such shares of the Common Stock.

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  None.

Item 7. Material to be Filed as Exhibits.

                  None.




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   CUSIP NO. 220033104                                     Page 6 of 6 pages
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                                   SIGNATURES

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: October 14, 1996

                                               /s/ Robert Schneider
                                                   ----------------------------
                                                   ROBERT SCHNEIDER